ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
АО ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 01160438

24.01.02. № 29/353

На __________ от __________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam:

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii), enclosed please find the Press Release as of January 23, 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538 which was declared effective by The SEC on October 21, 1998.

Sincerely,

Sergey N. Kosterin

Chief of Securities Department

Opened Joint-Stock Telecommunications Company in Khanty-Mansiysk autonomous region

Company address:	*3 Kominterna Street, Khanty-Mansiysk, Tyumen Region, 628011*
Contact person:	*Sergey N. Kosterin, the Head of Securities Department*
Telephone:	*+ 7 34671 91093*
Fax:	*+ 7 34671 30404*
Press service:	*Viktor A. Kutafin, the Head, + 7 34671 91010*
Tel.	*Ekaterina V. Savina, editor +7 34671 91210*
E-mail:	*actives@okrtelecom.wsnet.ru*
http:	*www.okrtel.ru*

Press Release

To:

From: *JSC "Khantymansiyskokrtelecom"*
Date: *January 23, 2002*

Subject: ***JSC "Khantymansiyskokrtelecom" informs about changes in the company share capital structure.***

Text of the message:

As of December 31, 2001 JSC "Khantymansiyskokrtelecom" share capital structure is as follows:



JSC "Svyazinvest"
38,00%
Russian legal entities
38,68%
Individuals - the company employees
13,00%
Other individuals
9,27%
Foreign legal entities
1,05%

	Accounts quantity	Common shares quantity	Preferred shares quantity	Share in the authorized capital, %
Foreign legal entities	10	170 980	71 950	1,05
Russian legal entities, including	53	14 755 576	3 067 675	76,68
JSC "Svyazinvest"	1	8 832 600	0	38,00
Individuals, including	2273	2 506 044	2 671 375	22,27
The company employees	1084	1 615 314	1 398 628	13,00
Total	2336	17 432 600	5 811 000	100,00

For 12 months of 2001 the following changes appeared in JSC "Khantymansiyskokrtelecom" share capital structure:

Total accounts quantity in the company shareholders register for 2001 decreased by 2%, in comparison with 10% in 2000, and constituted 2336 accounts for the end of 2001, thus 2001 year is characterized by rate of shareholders number reduction deceleration.

The structural changes are connected with reduction of individuals and legal entities shareholders number. Thus as contrasted to 2000 active outflow of the shareholders - foreign legal entities is noted (their share in the company authorized capital decreased from 6,36 % to 1,05 % for the end of 2001).

During the year the quantity of shareholders – individuals decreased by 1% (to compare: for 2000 the decrease was 20%) or 31 accounts and constituted 2273 as of January 1, 2002, thus individuals hold in the aggregate 22,27% of the company authorized capital.

In total, as of the end of 2001 more than ¾ of the company share capital is in the possession of legal entities: 76,68% - in the possession of Russian legal entities, 1,05% - of foreign legal entities.

Additional information of JSC "Khantymansiyskokrtelecom" affiliates and other information about the company is available at: http://www.okrtel.ru

The Head of Securities
Department
Sergey N. Kosterin